UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number: 001-40649
REE AUTOMOTIVE LTD.
(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam
4690500, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On August 29, 2023, REE Automotive Ltd. (the “Company”) issued a press release titled “REE Confirms FMVSS Certification Feasibility of its Full by-Wire Systems ahead of Q4 2023 Vehicle Certification”. A copy of such press release is furnished as Exhibit 99.1 hereto.

Additionally, on August 29, 2023, the Company issued a separate press release and shareholder letter in which the Company reported its financial results for the quarter ended June 30, 2023. A copy of such press release and shareholder letter are furnished as Exhibits 99.2 and 99.3, respectively, hereto.
The Interim Consolidated Financial Statements (unaudited) as of and for the six months ended June 30, 2023 are attached as Exhibit 99.4 hereto.

The Company’s operating and financial review (unaudited) as of and for the three and six months ended June 30, 2023 are attached as Exhibit 99.5 hereto.

The information contained in Exhibits 99.4 and 99.5 to this Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of REE Automotive Ltd., dated August 29, 2023
99.2	Press release of REE Automotive Ltd., dated August 29, 2023
99.3	Shareholder Letter, dated August 29, 2023
99.4	Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2023
99.5	Operating and Financial Review

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel
Date: August 29, 2023
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